02046876

P.E.
7/1/02

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2002

Unibanco-Union of Brazilian Banks S.A.
(Translation of Registrant's Name Into English)

Av. Eusébio Matoso S.A.
05423-901 São Paulo-SP
Brazil
(Address of Principal Executive Offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F X Form 40-F ____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ____ No X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 25, 2002

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By: ______________________

FERNANDO BARREIRA SOTELINO
Presidente Executivo Atacado

By: ______________________

CESAR AUGUSTO SIZENANDO SILVA
Vice-Presidente Corporativo

UNIBANCO

FOR IMMEDIATE RELEASE
For more information contact:
José Lucas Melo, Julia Reid, Fabiane Jampolsky or Leandro Alves
Unibanco - União de Bancos Brasileiros S.A.
Ave. Eusébio Matoso, 891 – 15th floor - São Paulo, SP 05423-901
Tel.: (55 11) 3097-1626 / 3097-1313
Fax: (55 11) 3097-6182 / 3813-4830
E-mail: investor.relations@unibanco.com.br

THE BOARDS OF DIRECTORS OF UNIBANCO AND UNIBANCO HOLDINGS HAVE APPROVED THE PAYMENT OF INTERIM DIVIDENDS FOR THE FISCAL YEAR 2002

(São Paulo, Brazil, July 24, 2002) - The boards of directors of Unibanco - União de Bancos Brasileiros S.A. ("Unibanco") and Unibanco Holdings S.A. ("Unibanco Holdings") have approved, in meetings held today, as proposed by their respective executive officers on July 16, 2002, the payment of interim dividends, to be made starting on July 31, 2002.

The Board of Directors of Unibanco and Unibanco Holdings have approved the payment of dividends in the total amount of R$160.0 million and R$93.8 million, respectively.

The table below shows the values of dividends per one thousand shares and Units. GDS' dividends are shown per GDS:

	UBB-ON	UBB-PN	HOL-ON	HOL-PNA	HOL-PNB	UNITS	GDS
	UBBR3	UBBR4	UBHD3	UBHD5	UBHD6	UBBR11	NYSE-UBB
In R$	1.1047	1.2152	1.1200	1.2320	1.1200	2.3352	1.1676

The Unibanco and Unibanco Holdings shares and Units, each representing one preferred share of Unibanco and one class "B" preferred share of Unibanco Holdings, will be traded in the Brazilian market with the right to receive payment of interim dividends up to July 24, 2002, and will be traded without this right to the interim dividends ("ex-rights") in the Brazilian market starting tomorrow, July 25, 2002.

In accordance with the applicable Brazilian tax legislation, a contribution on financial transactions ("CPMF") will be levied at a rate of 0.38%, which will be withheld by Unibanco from the dividend of Unibanco Holdings paid to the following Unit holders: (a) holders of GDSs; and, (b) holders of Units in Brazil which are paid by money order.

Today, July 24, 2002, is the Record Date for the purpose of determining the holders of Global Depositary Shares ("GDS") who will be entitled to receive the dividends payment. Each GDS listed on the New York Stock Exchange (NYSE: UBB) is equivalent to 500 Units.

XXX